UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2024

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On August 12, 2024, Scinai Immunotherapeutics Ltd. (the “Company”) held an Extraordinary Meeting of Shareholders (the “Meeting”). The total number of ordinary shares of the Company entitled to vote at the Meeting was 3,349,222,240 Ordinary Shares (each 4,000 Ordinary Shares represented by one American Depository Share ("ADS")) and there were present, in person or by proxy, 715,512,000 ordinary shares, which constituted a quorum for the Meeting. The matters voted upon, and the results of the vote were as follows:

Proposal 1: To approve amendments to the Company’s articles of association to authorize the creation of preferred shares, no par value per share, of the Company (“Preferred Shares”), and to approve the issuance of Preferred Shares in connection with a debt-to-equity conversion transaction with the European Investment Bank (the “EIB Transaction”), all subject to the consummation of the EIB Transaction”.

The shareholders approved amendments to the Company’s articles of association to authorize the creation of Preferred Shares, and to approve the issuance of Preferred Shares in connection with the EIB Transaction, all subject to the consummation of the EIB Transaction:

FOR	AGAINST	ABSTAIN
701,224,000 (175,306 ADSs)	12,784,000 (3,196 ADSs)	1,504,000 (376 ADSs)

At least 75% of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, voted in favor of Proposal 1.

Proposal 2: Approval of a grant of 17,909 restricted share units to Amir Reichman, Chief Executive Officer of the Company, as Mr. Reichman’s long-term incentive grant award for 2023.

The shareholders approved a grant of 17,909 restricted share units to Amir Reichman, Chief Executive Officer of the Company, as Mr. Reichman’s long-term incentive grant award for 2023:

FOR	AGAINST	ABSTAIN
679,168,000 (169,792 ADSs)	32,340,000 (8,085 ADSs)	4,004,000 (1,001 ADSs)

The total number of votes of the holders that are not controlling shareholders and do not have a personal interest in approval of the proposal that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. In addition, the majority vote at the Meeting in favor of the proposal included at least a majority of the total votes of shareholders who are not controlling shareholders of the Company and do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, without taking abstentions into account.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Scinai Immunotherapeutics Ltd

August 12, 2024	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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